Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Acquisition Corp. IV

Subject Company: Hennessy Capital Acquisition Corp. IV

SEC File No.: 333-248923

On November 19, 2020, Canoo Holdings Ltd. presented the following slides at the Barclays Global Automotive Conference.

CANOO – BARCLAYS PRESENTATION

C A N O O P R O P R I E T A R Y & C O N F I D E N T I A L 2 Forward Looking Statements This presentation includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward - looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward - looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product development and launches, the implementation, market acceptance and success of Canoo’s business model, Canoo’s ability to scale in a cost - effective manner, potential benefits of the transaction and the potential success of Canoo's go - to - market strategy, and expectations related to the terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations, hopes, beliefs, intentions or strategies of Canoo’s and HCAC’s management and are not predictions of actual performance. These forward - looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Canoo and HCAC. These forward - looking statements are subject to a number of judgments, risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of HCAC or Canoo is not obtained; failure to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of Canoo to grow and manage growth profitably; risks relating to the uncertainty of the projected financial information with respect to Canoo; risks related to the rollout of Canoo’s business and the timing of expected business milestones and commercial launch; the ability of Canoo to execute its business model, including market acceptance of its planned products and services and achieving sufficient production volumes at acceptable quality levels and prices;; risks related to Canoo's go - to - market strategy and subscription business model; the effects of competition on Canoo’s future business; the amount of redemption requests made by HCAC’s public stockholders; the ability of HCAC or the combined company to issue equity or equity - linked securities in connection with the proposed business combination or in the future, and those factors discussed in HCAC’s final prospectus filed on March 4, 2019, Annual Report on Form 10 - K for the fiscal year ended December 31, 2019, Quarterly Reports on Form 10 - Q for the quarters ended March 31, 2020 and June 30, 2020, and the preliminary proxy statement / prospectus, in each case, under the heading “Risk Factors,” and other documents of HCAC filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward - looking statements. There may be additional risks that neither HCAC nor Canoo presently know or that HCAC and Canoo currently believe are immaterial that could also cause actual results to differ from those contained in the forward - looking statements. In addition, forward - looking statements reflect HCAC’s and Canoo’s expectations, plans or forecasts of future events and views as of the date of this presentation. HCAC and Canoo anticipate that subsequent events and developments will cause HCAC’s and Canoo’s assessments to change. However, while HCAC and Canoo may elect to update these forward - looking statements at some point in the future, HCAC and Canoo specifically dis N cla O im V any E ob M liga B tion E to R do so 2 . T 0 he 2 se 0 forward - looking statements should not be relied upon as representing HCAC’s and Canoo’s assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward - looking statements. This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the “proposed business combination”) between Canoo Holdings Ltd. (“Canoo”) and Hennessy Capital Acquisition Corp. IV (“Hennessy Capital” or “HCAC”) and related transactions and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this presentation. To the fullest extent permitted by law in no circumstances will Canoo, Hennessy Capital or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presentation have been obtained from third - party industry publications and sources as well as from research reports prepared for other purposes. Neither Canoo nor Hennessy Capital has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of Canoo or the proposed business combination. Viewers of this presentation should each make their own evaluation of Canoo and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Additional Information About the Proposed Business Combination and Where To Find It The proposed business combination will be submitted to stockholders of HCAC for their consideration. HCAC has filed a registration statement on Form S - 4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) which includes a preliminary proxy statement to be distributed to HCAC’s stockholders in connection with HCAC’s solicitation for proxies for the vote by HCAC’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Canoo’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, HCAC will mail a definitive proxy statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination. HCAC's stockholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with HCAC's solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents contain important information about HCAC, Canoo and the proposed business combination. Stockholders may also obtain a copy of the preliminary proxy statement / prospectus or, once available, the definitive proxy statement / prospectus, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by HCAC, without charge, at the SEC's website located at www.sec.gov or by directing a request to Nicholas A. Petruska, Executive Vice President, Chief Financial Officer, 3485 North Pines Way, Suite 110, Wilson, Wyoming 83014 or by telephone at (307) 734 - 4849. Participants in the Solicitation HCAC, Canoo and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from HCAC’s stockholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of HCAC’s stockholders in connection with the proposed business combination, including a description of their direct and indirect interests, is set forth in HCAC’s preliminary proxy statement / prospectus and, once available, the definitive proxy statement / prospectus. You can find more information about HCAC’s directors and executive officers in HCAC’s final prospectus dated February 28, 2019 and filed with the SEC on March 4, 2019. Stockholders, potential investors and other interested persons should read the definitive proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above. No Offer or Solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. DISCLAIMERS

C A N O O P R O P R I E T A R Y & C O N F I D E N T I A L 3 N O V E M B E R 2 0 2 0 Use of Projections and Description of Key Partnerships This presentation contains projected financial information with respect to Canoo, namely revenue, gross profit, operating capital expenditures, EBITDA,EBIT, cash flow from operations, and free cash flow for 2020 - 2026. Such projected financial information constitutes forward - looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward - Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. Neither the independent auditors of HCAC nor the independent registered public accounting firm of Canoo, audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. This presentation contains descriptions of certain key business partnerships of Canoo, including with Hyundai Motor Group and a contract manufacturer. These descriptions are based on the Canoo management team’s discussions with such counterparties and the latest available information and estimates as of the date of this presentation. In each case, such descriptions are subject to negotiation and execution of definitive agreements with such counterparties which have not been completed as of the date of this presentation and, as a result, such descriptions of key business partnerships of Canoo, remain subject to change. Financial Information; Non - GAAP Financial Measures The financial information and data contained in this presentation is unaudited and does not conform to Regulation S - X. Some of the financial information and data contained in this presentation, such as EBITDA, EBITDA margin, EBIT, EBIT margin, free cash flow and operating capital expenditures have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). EBIT is defined as net earnings (loss) before interest expense and income tax expense (benefit). EBITDA is defined as EBIT before depreciation and amortization. Operating capital expenditures is defined as total capital expenditures less capital expenditures relating to the vehicle fleet. Free cash flow is defined as cash flow from operations less operating capital expenditures. HCAC and Canoo believe these non - GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Canoo’s financial condition and results of operations. HCAC and Canoo believe that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Canoo’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors. HCAC and Canoo consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business that can possibly be used for investing in Canoo’s business and strengthening its balance sheet. Management does not consider these non - GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non - GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Canoo’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - GAAP financial measures. In order to compensate for these limitations, management presents non - GAAP financial measures in connection with GAAP results. Canoo is not providing a reconciliation of our projected EBIT, EBITDA or free cash flow for full years 2020 - 2026 to the most directly comparable measure prepared in accordance with GAAP because Canoo is unable to provide this reconciliation without unreasonable effort due to the uncertainty and inherent difficulty of predicting the occurrence, the financial impact, and the periods in which the adjustments may be recognized. For the same reasons, Canoo is unable to address the probable significance of the unavailable information, which could be material to future results. You should also review Canoo’s audited financial statements and unaudited pro forma financial statements included in the Registration Statement relating to the proposed business combination. Trademarks This presentation contains trademarks, service marks, trade names and copyrights of Canoo, HCAC and other companies, which are the property of their respective owners. DISCLAIMERS ( CONT’ D)

CANOO

PROPRIETARY & CONFIDENTIAL

WHO WE ARE…

Founded in the heart of the EV movement, Los Angeles, in 2017, Canoo is a disruptive electric vehicle company, **transforming the way EVs are designed, engineered, and manufactured.**

In record time, we have developed and validated a breakthrough skateboard platform, which is built to facilitate rapid, capital efficient development of our multiple EV programs.

NOVEMBER 2020

4

C A N O O P R O P R I E T A R Y & C O N F I D E N T I A L N O V E M B E R 2 0 2 0 5 FASTER, SMARTER, BETTER Enables new vehicle development in as little as 18 to 24 months at a lower cost vs. competitors by leveraging modular core skateboard technology

C A N O O P R O P R I E T A R Y & C O N F I D E N T I A L N O V E M B E R 2 0 2 0 6 19 MONTHS TO ACHIEVE BETA PHASE 50+ CRASH TESTS COMPLETED 32 BETA VEHICLE PROPERTIES 13 DRIVING PROTOTYPES

CANOO
PROPRIETARY & CONFIDENTIAL

WHAT CANOO ACHIEVED IN TWO YEARS

BETA DEVELOPMENT COMPLETED

Only **19 months** to design, engineer, and manufacture Beta vehicles – **a process that typically takes 3 to 5 years**

EFFICIENT CAPITAL DEPLOYMENT

$250 million investment to reach Beta vs. the market standard, typically measured in billions of dollars[1]

PROPRIETARY TECHNOLOGY

Develops and owns proprietary technology, and therefore **not dependent on external licensing**

NEAR-TERM REVENUE GENERATING

Phased, de-risked go-to-market strategy resulting in **near-term revenues**

MARKET VALIDATED

Strong relationships and contracts with global strategics, including Hyundai, validate commercial progress; substantially developed versatile applications for both consumer and B2B; positive consumer engagement and media feedback

NOVEMBER 2020

1. Total capital raised by Canoo ahead of SPAC transaction is approximately $480.0M

7

CANOO PROPRIETARY & CONFIDENTIAL

CANOO VEHICLE OFFERINGS & REVENUE STREAMS

	Engineering & Technology	B2B	B2C
Vehicles			 
Revenue Streams	▪ **EV concept design and engineering services for auto OEMs and other Strategics**	▪ **Canoo delivery vehicles**	▪ **Consumer program**
Launch Date	▪ Launched	▪ 2023 – Delivery Vehicle (DV)	▪ 2022 – Lifestyle Vehicle (LV) ▪ 2025 – Sport Vehicle (SV)
TAM [1]	▪ $300B committed by top OEMs to further production of electric vehicles ▪ Non-automotive corporates investing large capital in transportation, logistics, and technology initiatives related to EV	▪ 4.2M EV light duty commercial vehicles expected to be sold in 2028 across the US, EU, and China ▪ 5.3% EV penetration in 2028 ▪ 2019-2028E industry CAGR of 33.0%	▪ 3.0M EV passenger vehicles expected to be sold in the US in 2028 ▪ 17.7% EV penetration in 2028 ▪ 2019-2028E industry CAGR of 25.7%
Future Plans	▪ Canoo skateboard and technology licensing ▪ Autonomous driving	▪ Larger commercial vehicles with modified skateboard ▪ Other B2B or B2B2C[2] fleet solutions - e.g. municipal transport and ride sharing	▪ Extend the range of vehicle offerings ▪ International expansion ▪ New go-to-market channels in addition to subscription

All leveraging the same proprietary Canoo skateboard platform

Note: Vehicle specifications are prospective, reflecting current engineering and design direction. Final production vehicle specifications are subject to change.
1. Engineering & Technology source: BCG. B2B source: BNEF. B2C source: EVAdoption.
2. Business to Business to Consumer

NOVEMBER 2020 8

CANOO PROPRIETARY & CONFIDENTIAL

RECENT DEVELOPMENTS

NEW LEADERSHIP	**Tony Aquila** named executive chairman – public market experience with a track record of success in delivering shareholder returns through commercializing and selling new technology
BETA COMPLETION	**Completed** beta program under budget, on-time and with successful results
NEW PRODUCTS	Completing **delivery vehicle prototype** with upcoming public reveal event
WAITLIST GROWTH	**5,000+ New Signups** for Canoo's waitlist since transaction was announced

NOVEMBER 2020 9

C A N O O P R O P R I E T A R Y & C O N F I D E N T I A L N O V E M B E R 2 0 2 0 1 0 T H A N K Y O U Note: Directional Image